CONSENT OF QUALIFIED PERSON

I, Richard A. Schwering, P.G., SME-RM, consent to the public filing of the technical report titled "NI43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico" effective November 5, 2022 and dated December 14, 2022 (the "Technical Report") by Endeavour Silver Corp.

I also consent to any extracts from, or a summary of, the Technical Report in the news release dated January 26, 2023 (the "News Release") of Endeavour Silver Corp.

I certify that I have read the News Release being filed by Endeavour Silver Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 26th day of January, 2023

"Signed"

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Richard A. Schwering, P.G., SME-RM